Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

August 19, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
Robert Klein
Robert Arzonetti
Susan Block

Re:	Rainbow Capital Holdings Limited
Amendment No. 5 to the Registration Statement on Form F-1
Filed August 4, 2025
File No. 333-284975

Dear Messrs. Davis, Klein, Arzonetti and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated August 14, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 6 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 6”).

In order to facilitate the review by the staff of the U.S. Securities and Exchange Commission (the “Staff”) of the Amendment No. 6, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amended Registration Statement on Form F-1/A Filed August 4, 2025

Summary of Risk Factors

Risks related to doing business in Hong Kong, page 3

1.

We note your revised disclosure on page 3 related to your filing obligations with the CSRC when you sponsor a PRC client for an oversees offering or listing. Your revised disclosure states that in the filing with the CSRC you must designate “the authority approving the establishment” and “the licensing authority” without defining those terms. Please revise your disclosure to explain the those terms and provide an example by disclosing the identity of the relevant authorities that Rainbow identified in its submission to the CSRC.

Response:

The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, 3, 19 and 108 to Amendment No. 6.

2.	We note that in your undertakings with the CSRC, as a sponsor or underwriter for a PRC domestic client conducting an overseas offering or listing, your operating subsidiary confirms that you will “assume the corresponding legal responsibilities.” Clarify the potential liability or other consequences that Rainbow, its subsidiaries or officers and directors assume under this undertaking.

Response:

It is respectfully submitted that the scope of the “corresponding legal responsibilities” is limited to the CSRC filings made by the PRC domestic clients of the Operating Subsidiary for their overseas listing. These legal responsibilities are imposed by the CSRC on securities companies including the Operating Subsidiary, and are not similar to section 11 of the U.S. securities laws.

The Company has revised the disclosure on pages iv, 3, 19 and 109 to Amendment No. 6.

3.	We note that your PRC counsel advised you that “there were no policies adopted by the PRC government to impose restrictions on our industry.” However, we that in the disclosure you revised in response to Comments 1 and 2 in the second bullet point on page 3 discusses the oversight of the activities that sponsors and lead underwriters conducted by the CSRC, as well as the filing obligations that you must meet. Please clarify this apparent inconsistency between the disclosure in the first and second bullet point on page 3. Make conforming changes to your disclosure on page 16.

Response:

The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages 3 and 17 to Amendment No. 5. As long as Rainbow Capital complies with the Trial Measures, such regulation will not restrict Rainbow Capital from providing our sponsorship and underwriting services to our PRC domestic clients.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited